SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer ID (CNPJ/MF) 43.776.517/0001-80

Company Registry (NIRE) 35.3000.1683-1

SUMMARY OF THE 895TH BOARD OF DIRECTORS’ MEETING

The Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) held an ordinary Board of Directors’ meeting on October 24, 2019, at 9:00 a.m., as convened by Mario Engler Pinto Junior, the Chairman of the Board of Directors, and pursuant to paragraph 13 of the Company’s Bylaws. The meeting was held at the Company’s headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, in the City and State of São Paulo. The undersigned members of the Company’s Board of Directors attended the meeting.

(...)

Following, the Chairman of the Board moved on to item 2 of the agenda, “Appointment of a member of the Board of Directors for the remainder of the term of office until the 2020 General Shareholders’ Meeting, with subsequent ratification at the next General Shareholders’ Meeting, pursuant to Article 12 of the Bylaws and Article 150 of Federal Law 6.404/76” (time: 20 minutes). The matter was supported by CODEC Opinion 137/2019, of October 14, 2019, CODEC Letter 486/2019, of September 25, 2019, the Registration Form, résumé of the indicated member and the Minutes of the 7th Eligibility and Counseling Committee Meeting of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, held on October 02, 2019, who confirmed that the nomination process is in compliance with Federal Law 13.303/2016, Federal Law 6.404/1976, State Decree 62.349/2016, the Company’s Bylaws and Nomination Policy, and CODEC Resolution 03/2018, all of which are electronically available at the meeting’s folder. The matter was put to vote, pursuant to Article 12 of the Bylaws and Article 150 of Federal Law 6.404/76, and unanimously approved the election of Mr. WILSON NEWTON DE MELLO NETO, Brazilian, married, lawyer, holder of personal ID (RG SSP/SP) number 18.943.369-3, personal taxpayer ID (CPF) number 145.540.608-29, domiciled at Alameda Garibaldi, 374, Tamboré, Santana do Parnaíba, São Paulo, CEP: 06543-235, to occupy a position as a Board Member of SABESP, to be ratified at the next General Shareholders’ Meeting, to fulfill the remainder of the two-year term until the 2020 General Shareholders’ Meeting, substituting Mrs. Monica Ferreira do Amaral Porto which resigned from said position on September 10, 2019.

The member of the Board of Directors shall perform the same duties of the other members, pursuant to the Company's Bylaws. The investiture in the position shall comply with the requirements, impediments and procedures provided for by the Brazilian Corporation Law and other applicable regulations, which shall be verified upon signing of the term of office at the Company. Compensation shall be set in accordance with the CODEC guidelines, as resolved at the General Shareholders' Meeting. Regarding the declaration of assets, the applicable state regulations shall be observed. Pursuant to Article 42 of the Company’s Bylaws, the term of investiture, drawn up in its own book, and the clearance statement must be signed by the elected Board Member stated herein. The

investiture term shall contain a clause concerning the Novo Mercado Arbit                              ration Rules set forth in Article 52 of the Bylaws.

Additionally, regarding item 2 of the agenda, we note that pursuant to Article 25 of the Novo Mercado Regulation and Article 29 of the Board of Directors’ Internal Regiment, Mr. Wilson Newton de Mello Neto, favorably complied with the requirements for nomination as a member of the Company’s Board of Directors, as well as with the restriction of Federal Law 13.303/2016 and Nomination Policy as confirmed with the compliance check process and minutes of the Eligibility and Counseling Committee.

(...)

These minutes were signed by the attending Board Members: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis and Reinaldo Guerreiro.

This is a free English translation of the original document drawn up in the Board of Directors’ minutes book.

São Paulo, October 25, 2019.

Mario Engler Pinto Junior

Chairman of the Board of Directors

Marialve de S. Martins

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 5, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.